1995 ANNUAL REPORT





















               CANTERBURY CORPORATE SERVICES, INC.

MESSAGE FROM MANAGEMENT

Dear Fellow Shareholders:

Fiscal 1995 was an excellent year for Canterbury in many respects.

First of all, we completed most of the reengineering necessary to move Canterbury away from its previous business segment. Along the way, we sold our printing subsidiary at a healthy profit. The cash we received and will continue to receive from that divestiture will be applied to a reduction of debt and to the expansion of our core business - corporate training and consulting with special emphasis on information technology.

Secondly, our cash flow from continuing operations for 1995 was in excess of $1,900,000; we paid back $3,112,500 in long-term debt (through June, 1996 long-term debt was reduced by $4,150,000);
our net worth was $13,112,000; our total assets were $26,827,000 and we ended the year with $1,471,000 in cash and equivalents.

Thirdly, we created a technology based acquisition model for Canterbury, which is being implemented in Fiscal 1996.

As you know, our major core subsidiaries are CALC/Canterbury
Corp. and MSI/Canterbury Corp. (We mailed a film and a corporate brochure describing these training/consulting subsidiaries to every shareholder of record. If you did not receive them because your stock was held in street name, or because you are a new or a prospective shareholder, please call our corporate office in Medford and we will send them to you.)

MSI/Canterbury Corp. provides management, sales and communications training and CALC/Canterbury Corp. provides computer applications training and technical training to the Fortune 1000 marketplace, primarily in New York City and New Jersey.

Our acquisition model has two thrusts:

   Acquire existing, profitable information technology companies in primary and secondary markets nationwide. This will permit CALC/Canterbury Corp., MSI/Canterbury Corp. and every sister company that joins the Canterbury banner to service customers nationally and not be restricted to any one city, state or region.

   Acquire companies across the technology continuum as shown in the chart below. Since corporations accessing computer applications training also need computer and software consulting, network and systems development, systems integration, Internet development and application, as well as Intranet conversions, the Canterbury family of companies will be able to provide a fully integrated, comprehensive approach to information technology.

                           CANTERBURY'S
                      INFORMATION TECHNOLOGY
                     MERGER/ACQUISITION MODEL

Application    Technical   Computer and   Network and   Systems   Internet and
Training       Training      Software       Systems    Integrators  Intranet
Companies      Companies   Consultants  Developers and             Consultants,
                                          Installers             Developers and
                                                                    Providers

CORPORATE TRAINING AND CONSULTING
CALC/Canterbury Corp. and MSI/Canterbury Corp.

Canterbury Corporate Services...a visionary organization, proudly dedicated to providing comprehensive, integrated training services to meet all of your training needs.

The Canterbury Companies specialize in many types of instruction, ranging from entry level to executive level programs, in PC and management training.

Our extensive monthly program schedule encompasses the most popular training classes including:

 Lotus   Microsoft   Adobe   Management and Team Development
 Training   Internet   Selling   Macintosh    Negotiation and
 Persuasive Skills   OS/2    FoxPro   Interpersonal
 Communications Training   Novell   Paradox   UNIX   Executive
 Development and Coaching   Quattro   SQL   Harvard Graphics
 QuarkXpress   Organizational Consulting and Problem Solving
 ...and much more.

1     ANALYSIS

First, Canterbury studies the corporate culture. Every company has a history of its own. How each company currently functions is critical to the programs we develop.

2     ASSESSMENT

Much of our success results from the special approach taken for each particular training situation. Individual needs are what matter to us.

3     CUSTOMIZATION

If one of the 200 courses from our library of training solutions does not satisfy any particular customer's requirements, Canterbury prescribes a customized solution.

We can bring together a unique program by blending two or more of our existing 2,000 individual course modules or by assigning our course writers and learning managers to develop a program from scratch.

4     PARTNERING

We "partner" our staff with our customer's staff.

Canterbury is a personal learning adviser, working with corporate managers to ensure a seamless flow of program selection and development, administration, implementation, reinforcement, and evaluation.

Canterbury is on-call...from the initial assessment of training needs until the successful completion of the entire process.

We care about results.

5     TASK-BASED TRAINING

Canterbury's modern instructional methods alter the traditional teacher-based system. Our trainers utilize a task-based learning system - a teaching style which is fast paced and skill driven. Our instructors are trained to be learning managers, acting as personal guides for each student. Instructors also personalize the programs for each class, allowing students to learn both by themselves and from each other.

6     QUICK SKILL DEVELOPMENT

Canterbury develops skills quickly, utilizing reinforcement drills and real-life, job-related applications during each class. In fact, our instructors do not stop teaching until all objectives have been met.

7     INVOLVEMENT

Even after the class is over, we remain involved by providing continuous, on-call corporate advisement and student assistance. Programs such as our Graduate Enhancement Workshops help to reinforce this.

8     WE MEASURE RESULTS

Pre and post-evaluations determine the right courses for our customers and allow us to validate their proficiencies upon completion of a Canterbury class.

9     TOTAL SATISFACTION

Total satisfaction with the training and new skill proficiency of our customers is our ultimate goal. It is simple.

10    THINKING GLOBALLY

A major reason for the Canterbury success story is that we are not shy about getting involved in what is new. Using the latest training technologies, our learning managers and course writers can provide integrated skills training, on a national and international basis - all designed to keep our customers globally competitive.

ESTABLISHED

We are not the new kid on the block. We have provided a quarter century of live training and we are still growing. This is the mark of a company you can count on today, more than ever before. The Canterbury Companies have offered live classroom training for more than 25 years. We continue this tradition as we train over 8,000 people in more than 500 corporate training skills classes each month.

We look forward to 1996 and beyond.

Respectfully submitted,
/s/Stanton M. Pikus                    /s/Kevin J. McAndrew
- ----------------------                -----------------------------
Stanton M. Pikus                       Kevin J. McAndrew
President                              Executive Vice President
Chief Executive Officer                Chief Operating Officer

Balance Sheet Information as of November 30, 1995

Cash and cash equivalents                                    $ 1,471,702
Accounts receivable, net                                       5,281,731
Prepaid and other current assets                               1,313,208
Deferred income tax benefit and refundable taxes               1,120,676
                                                             ------------
     Total current assets                                      9,187,317

Property and equipment net                                     3,756,242
Goodwill, net                                                  9,440,645
Other non-current assets                                       4,443,405
                                                             ------------

    Total assets                                             $26,827,609
                                                             ============
Accounts payable and accrued expenses                        $ 2,066,937
Income taxes payable                                             132,000
Unearned tuition income                                        1,186,886
Current portion, long-term debt                                2,837,279
                                                             ------------
     Total current liabilities                                 6,223,102

Long-term debt and deferred tax liability                      7,491,701

Stockholders' equity
Total stockholders' equity                                   $13,112,806
                                                             ------------
     Total liabilities and
      stockholders' equity                                   $26,827,609
                                                             ============




Please refer to Canterbury Corporate Services, Inc. financial statements in the November 30, 1995 Form 10-K Report, audited by
Ernst & Young, LLP, for footnotes, schedules and further information.

Consolidated Statements of Operations
Years ended November 30, 1994 and 1995

                                   1995                      1994
                                ------------              -----------
Net revenues                    $ 28,251,942               $26,400,881
Costs and expenses                16,830,579                17,673,369
                                ------------               ------------

Gross profit                      11,421,363                 8,727,512
Selling                            2,287,364                 1,900,869
General and administrative         7,053,691                 8,016,426
Provision for doubtful accounts    1,215,136                 3,390,820
                                ------------               ------------
Total operating expenses          10,556,191                13,308,115

Other (income) expenses
Interest income                      (68,385)                  (32,642)
Interest expense                     951,588                   557,598
Other                                 (4,864)                     (374)
                                ------------               ------------

Income (loss) before provision for
income taxes and cumulative effect
of a change in accounting
principle and discontinued operation (13,167)               (5,105,185)

Provision/(benefit) for income taxes(125,453)               (1,651,142)
                                ------------               ------------
Income (loss) from continuing
  operations before cumulative
  effect of a change in accounting
  principle                          112,286                (3,454,043)

Discontinued operation

Income from discontinued operation
  less applicable income taxes of
  $79,833 and $136,668               108,009                   167,250
Gain on sale of discontinued operation
  (less applicable income taxes of
  $1,309,922)                      1,493,545                       -
                                -------------              ------------
Net income (loss)                $ 1,713,840               $(3,286,793)


Please refer to Canterbury Corporate Services, Inc. financial statements in the November 30, 1995 Form 10-K Report, audited by Ernst & Young, LLP, for footnotes, schedules and further information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Working capital at November 30, 1995 was $2,964,000. This level of working capital is expected to be maintained through Fiscal 1996;
however, Landscape Maintenance Services, Inc. causes some seasonality in consolidated cash flows. The spring season will require that Landscape Maintenance expend funds for labor and materials in advance of billings as the business gears up for the summer months. The cash shortfall will reverse itself in the late fall/early winter as the collection of receivables exceeds the cost of operations.

Two other factors will have a positive impact on consolidated liquidity. CALC/Canterbury will have a significant positive influence on overall cash flow for 1996. The strong margins, coupled with the fact that receivables turn on average in approximately 30 days, will contribute to a strong working capital ratio. Also, as the vocational training segment becomes less of a significant portion of consolidated operations, the very slow receivable turn attributed to self-paying individuals will have less of a negative impact on overall liquidity. Average collection time for accounts receivables improved by 30% during Fiscal 1995 over 1994.

Management believes available working capital lines of credit, as well as positive cash flow contributions from the Company's operating segments, will be sufficient to cover cash flow requirements for the Company for the next 12 months.

In April, 1995 the Company entered into a permanent restructuring of its term-loan and revolving credit facilities with Chase Manhattan Bank.

The term-loan amortization and maturities remained identical to the original agreements. Principal payments of this term loan were in a lump sum payment of $2,075,000 in June, 1995 and 12 equal quarterly payments of $518,750 thereafter. The first quarterly installment of $518,750 was made in September, 1995 and the second was made in December, 1995. The interest rate is LIBOR plus 3% or the bank's prime rate plus 1/2%. The Company has the right to choose which rate is to be utilized on a periodic basis.
The interest rates can be reduced if certain financial ratios are met in the future. The 30 day LIBOR rate at November 30, 1995 was 5.98%.

Certain pricing incentives were incorporated into the restructuring of therevolving credit facility that were based upon additional equity being received during July, 1995. Pursuant to this, the Company successfully raised $1,000,000 in equity through a private placement in July, 1995, and therefore accomplished its incentive goal. The Company had borrowed $3,120,000 under this facility at November 30, 1995; and the unused portion of the line was $380,000. Based on borrowing limitations as set forth in the borrowing base calculation, the Company repaid $350,000 in December, 1995 and $25,000 in January, 1996, reducing the outstanding borrowing on the revolving credit facility to $2,745,000. As of November 30, 1995, the Company was in compliance with all of the debt covenants relating to both the term loan and the revolving credit facility.

Cash flow from continuing operations for the year ended November
30, 1995 was $1,900,000, an increase of $2,399,000 over the previous year.

This is attributable to the positive contributions of CALC/Canterbury during fiscal 1995 as well as improved collections in the business maintenance segment.

During Fiscal 1995, the Company raised $1,361,000, net of applicable costs, through a series of private placements of its common stock sold to various accredited investors at prices ranging from $.80 to $2.06 per share. This equity was used for general working capital needs.

The Company believes that the combination of cash provided by operating activities, as well as the ability to borrow from the unused portion of its credit line, will enable the Company to meet its liquidity needs in respect to its current operations for the next 12 months. There was no material commitment for capital expenditures as of November 30, 1995. Inflation was not a significant factor in the Company's financial statements.

In 1995, the Financial Accounting Standards Board ("FASO") issued
Statement of Financial Accounting Standards ("SAFES") No. 121, "Accounting for the Impairment of long-lived Assets and for long-lived Assets to Be
Disposed Of," and SAFES 123, "Accounting for Stock-Based Compensation." Both of these statements are required to be adopted by January 1, 1996. The Company does not expect that adoption of SAFES 121 and 123 will have a material effect on its consolidated financial position, consolidated statement of income, or liquidity. For further discussion, see Note 1 of the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS - Fiscal 1995 Compared to Fiscal 1994

Revenues - Revenues increased by $1,851,000 (7%) to $28,252,000 in Fiscal 1995 from 1994. This increase was the net effect of several factors. CALC/Canterbury which was purchased in June, 1994 had revenues in that year of $5,570,000 representing six months of revenue in 1994. CALC/Canterbury revenues for twelve months increased to $11,381,000 in 1995. Offsetting this increase was a reduction in vocational training revenues of $3,868,000 for Fiscal 1995. This reduction was anticipated in conjunction with the decision in 1994 to close, consolidate and downside several vocational training centers. Vocational training revenues will continue to contribute a smaller portion of the consolidated total revenues in the future.

Costs and Expenses - Costs and expenses decreased in Fiscal 1995 by $843,000 (5%). This was mainly due to costs associated with Landscape Maintenance Services. A significant cost cutting program was implemented during 1995. Facilities were consolidated, payroll was reduced and purchasing accomplished sizable discounts while margins were increased. Consolidated gross profits in 1995 increased to 40% from 33% in Fiscal 1994.

Selling expense increased in Fiscal 1995 by $386,000 (20%) over Fiscal 1994. The increase was caused by additional selling expenses for CALC/Canterbury for the full year in 1995 ($1,087,000), again offset by the reduction in marketing expenses for the vocational school segment ($765,000).

General and administrative expense in Fiscal 1995 decreased by $963,000 (12%).

There are two major reasons for this change. First, CALC/Canterbury's expenses increased by $1,684,000 due to the fact that 1994 expenses were only for a six-month period. Offsetting this increase was a decrease in the vocational segment of $2,148,000, which included $1,047,000 in one-time charges relating to vocational training center closings and downsizing. The business maintenance services segment also reflected a reduction in general and administrative expenses of $728,000, which included $570,000 in one-time charges relating to issues surrounding the pending litigation with the previous owner that were included in Fiscal 1994. During 1995, the Company allocated corporate expenses of $387,000 to discontinued operations.

The Company's provision for doubtful accounts decreased by $2,176,000 (64%) in 1995 over the previous year. This reduction is attributable to the vocational training segment. As the anticipated downsizing of training centers has occurred, so has the necessity for significant bad debt provisions.

Interest expense for 1995 increased by $394,000 (71%). This is due primarily to the full year interest expense for the CALC/Canterbury acquisition debt being reflected in Fiscal 1995. Only six months interest expense was incurred in Fiscal 1994 after the June, 1994 acquisition. In November, 1995 the Company sold its specialty printing segment for cash and notes. As a result of this sale, the Company recognized a gain of $1,493,000, which is net of applicable taxes.

CORPORATE INFORMATION

BOARD OF DIRECTORS
Stanton M. Pikus - Chief Executive Officer, President, Chairman of the Board of Directors
Kevin J. McAndrew, CPA - Executive Vice President, Chief Operating Officer, Chief Financial Officer, Treasurer, Director
Alan Manin - Vice President, Training; Director
Jean Zwerlein Pikus - Vice President, Operations; Secretary, Director Stephen M. Vineberg - Director
Paul L. Shapiro - Director
Frank A. Cappiello - Director

EXECUTIVE OFFICERS
Stanton M. Pikus - Chief Executive Officer, President, Chairman of the Board of Directors
Kevin J. McAndrew, CPA - Executive Vice President, Chief Operating Officer, Chief Financial Officer, Treasurer, Director
Alan Manin - Vice President, Training; Director
Jean Zwerlein Pikus - Vice President, Operations; Secretary, Director
Marc Orsimarsi, CPA - Chief Accounting Officer, Corporate Controller
Dr. Roger Flax - President, MSI/Canterbury Corp.
Virginia FitzPatrick - President, CALC/Canterbury Corp.

CORPORATE HEADQUARTERS
1600 Medford Plaza, Medford, New Jersey  08055; (609) 953-0044;
(Fax) 609-953-0062

CORPORATE COUNSEL
Levy & Levy, P.A., Suite 309, Plaza 1000, Main Street, Voorhees, New Jersey
08043

TRANSFER AGENTS
American Stock Transfer Trust & Company, 6201 15th Avenue, Brooklyn, NY  11219

AUDITORS
Ernst & Young, LLP, 2 Commerce Square, 2001 Market Street, Suite 4000, Philadelphia, PA 19103

SEC FORM 10-K
The Company's annual report to the Securities and Exchange Commission on Form 10-K and other financial information such as interim and annual reports to shareholders are available, without charge to shareholders, upon written request to:

CANTERBURY CORPORATE SERVICES, INC.
1600 Medford Plaza, Medford, New Jersey  08055
(609) 953-0044     Fax (609) 953-0062
(NASDAQ: XCEL)

              CANTERBURY CORPORATE SERVICES, INC.
         1600 Medford Plaza, Medford, New Jersey  08055
              (609) 953-0044   Fax (609) 953-0062
        Internet address: http://www.canterburyxcel.com
                         (NASDAQ: XCEL)